Exhibit 99.6

Strictly private and confidential

PROPOSED MERGER BETWEEN PARTYGAMING PLC AND BWIN INTERACTIVE
ENTERTAINMENT AG
REPORT OF THE DIRECTORS OF PARTYGAMING PLC

1. Introduction

On 29 July 2010. PartyGaming Plc and bwin Interactive Entertainment AG announced they had agreed the basis of a proposed merger of both companies (the Merger). The Merger will create the world’s largest listed online gaming business, with pro-forma unaudited net revenues of €696.2 million, pro-forma Clean EBITDA from continuing operations of €193.7 million and pro-forma profit after tax from continuing operations of €99.4 million (excluding transaction costs) for the year ended 31 December 2009 and pro-forma net assets as at 31 December 2009 of €1,276.7 million (after consolidation adjustments).

The Merger will be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive (2005/56/EC) in accordance with which, on Completion, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc. and bwin Interactive Entertainment AG will be dissolved without going into liquidation. PartyGaming Plc will remain registered in Gibraltar where the central management and operational headquarters of the Combined Group will also be located. It is proposed that PartyGaming Plc (as the absorbing entity) will be renamed bwin party digital entertainment plc (bwin.party) with effect from Completion to reflect the formation of the Combined Group and its strategy and values. Completion of the Merger is conditional upon, amongst other things, approval by the PartyGaming Shareholders, due to the size of bwin relative to that of PartyGaming Plc. Completion of the Merger is also conditional upon the approval of Existing bwin Shareholders.

In consideration for their agreement to the Merger, Existing bwin Shareholders (whose Existing bwin Shares will be cancelled on Completion) will be issued New Shares in accordance with an Exchange Ratio or 12.23 New Shares for each Existing bwin Share, conditional on the requisite majority of Existing bwin Shareholders having voted in favour of the Merger. Pursuant to relevant Austrian legislation. Existing bwin Shareholders who vote against the Merger at the bwin EGM, have their objection noted in the minutes of the bwin EGM and request cash compensation within one month of the bwin EGM, will not receive any New Shares but will receive cash compensation of €23.52 per Existing bwin Share (Cash Compensation). Other than in the above circumstances, no Cash Compensation will be payable to Existing bwin Shareholders.

Following Completion, and assuming full uptake in the Merger of the New Shares by Existing bwin Shareholders, the Company is expected to be 51.69 per cent. owned by the Existing bwin Shareholders and 48.31 per cent. owned by the PartyGaming Shareholders (based on the undiluted issued share capital immediately prior to the publication of this report and assuming no Existing bwin Shareholders request Cash Compensation in accordance with relevant Austrian legislation). Entitlements to fractions of New Shares will be aggregated and sold in the market, and the proceeds of the sale will be distributed pro rata to those Existing bwin Shareholders who have not requested Cash Compensation.

The Merger is classified as a reverse takeover transaction for PartyGaming Plc pursuant to the Listing Rules. Accordingly, PartyGaming Plc is seeking the approval of PartyGaming Shareholders for the Merger, and certain other matters in connection with the Merger, at the PartyGaming EGM. In addition, PartyGaming Plc will be required to de-list and re-apply for the listing of the Existing PartyGaming Shares and satisfy the relevant requirements for listing as if the Combined Group were a new applicant. It is therefore anticipated that, in accordance with the Listing Rules, immediately prior to Admission the UK Listing Authority will cancel the listing of the Existing PartyGaming Shares. Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Existing PartyGaming Shares to be readmitted and for the

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New Shares to be admitted to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities.

PartyGaming Plc will also be required to publish a prospectus in connection with its listing application (the Prospectus). The Prospectus also includes further particulars of the Merger and is available to view online at www.partygaming.com.

2. Background to, and reasons for, the Merger

Since it emerged in the mid-1990s, the online gaming industry has grown strongly in many countries to become a mainstream form of entertainment for millions of adults around the world. Much of this growth has occurred since 2000, supported by a number of factors including accelerated broadband internet penetration, significant investment in consumer marketing by the leading online gaming companies, the adoption of regulatory frameworks by a number of governments and increasing consumer confidence in e-commerce generally. This combination has prompted significant shifts in the shape of both the regulatory and competitive landscapes for online gaming and added impetus to the industry’s expansion. According to H2GC, global online Gross Gaming Yield (being poker, sports betting, casino and other games, and bingo), excluding the US, has grown from an estimated $3.4 billion in 2003 to $13.9 billion in 2009 and is expected to reach approximately $20.1 billion by 2012.

Whilst the legal status of online gaming in many territories remains unclear, several governments around the world have recognised the popularity of playing real money games online and have begun to take a more active role in creating appropriate regulatory frameworks that seek to promote consumer choice, protect the customer, keep out crime and raise tax revenues. Several governments are also now looking to capitalise on the popularity of online gaming by developing their own consumer offer and generating online revenues directly. In recent months, there have been new proposals for regulatory regimes in a number of countries around the world, including the United States, Canada, Denmark, France, The Netherlands, Ireland, Italy and Spain. On 8 September 2010, the CJEU ruled that the German State Treaty, which confirmed the existing monopoly of lotteries and sports betting and introduced a ban on online gaming in Germany, has failed to pursue the objective of combating the dangers of gambling in a consistent and systematic manner and is therefore in breach of European law. In addition, the European Commission is due to publish a Green Paper on online gaming in early 2011, following which it is expected to conduct a thorough review of the online gaming sector across Europe. As a result of these developments, the Directors believe that the online gaming industry is now entering a new phase of development, one that will contain more regulated territories, each with different requirements where private, public1y-quoted and state-owned gaming operators will be able to compete.

As the scale and profitability of the global online gaming market have increased, certain state-owned gaming businesses have emerged as online competitors and land-based groups have also shifted into the online arena, in addition to regionally-focused, pure online operators and large international online gaming groups. With over 2,000 gaming websites estimated to be operating across multiple jurisdictions, the Directors believe that the online gaming market is poised for consolidation and expects that this is likely to take place over the next few years through customers gravitating to the larger and more popular sites and also through corporate mergers and acquisitions. In this evolving landscape, the prime success drivers historically have included first-mover advantage, customer liquidity, attractive and scalable technology, innovative marketing campaigns, experienced management, and products that are available via multiple distribution channels, in multiple languages and currencies. The increasing scale and complexity of the online gaming market means that the most successful online gaming companies of the future arc likely to have all of these attributes.

It is against this background that the Directors believe that the Merger represents a transformational opportunity for both PartyGaming and bwin and their respective shareholders. By combining their complementary skills and businesses, the Merger will create:

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—	The world’s largest listed online gaming business

•

At the time of the Merger, the Combined Group would be the world’s largest listed online gaming business with market-leading positions in each of its four product verticals: poker, sports betting, casino and games and in particular bingo.

• Before synergies, the Combined Group would have pro forma 2009 unaudited net gaming revenue of €696.2 million and Clean EBITDA from continuing operations of €193.7 million.

—	A well-balanced revenue base by product, territory and channel

• The geographic spread and product mix of PartyGaming and bwin are highly complementary and, as a result, the combination of both businesses will create a well-balanced revenue mix.

•

Based on 2009 pro forma net revenue, the Combined Group’s top five geographic markets were Germany (25.5 per cent. of net revenue), United Kingdom (10.3 per cent. of net revenue), Canada (9.0 per cent. of net revenue), Italy (6.5 per cent. of net revenue) and The Netherlands (6.0 per cent. of net revenue).

•

Based on 2009 pro forma net revenue, the Combined Group’s split by product vertical was as follows: poker (34.2 per cent. of net revenue), sports betting (28.8 per cent. of net revenue). casino and other games (33.7 per cent. of net revenue) and bingo (3.3 per cent. of net revenue).

—	In addition to large B2C operations, the Combined Group will be well-positioned to develop further its B2B offering to international corporate customers and governments

—	Estimated gross annualised pre-tax synergies of approximately €55 million

•

The Directors believe that the Combined Group should be able to achieve gross pre-tax cost synergies (before amortisation) of approximately €42 million per annum, through inter alia the removal of duplicated costs, scale economies of purchasing, and cross-fertilisation of best-of-breed practices.

•

The Directors also believe that meaningful net revenue synergies of at least €l3 million per annum will also be available through, inter alia, cross-selling best-of breed games across both PartyGaming’s and bwin’s customer bases, by achieving similar gross win margins on PartyGaming’s sports betting business as is achieved by bwin, through exploiting new distribution channels such as mobile phones and from improved international coverage that is likely to prove important in winning B2B contracts in new markets.

•

It is estimated that the realisation of these synergy benefits will be phased over the two year period following Completion with approximately three quarters of all synergies expected to be achieved in the first full financial year following Completion, namely in 2012.

—	One of the largest pools of customer liquidity in online peer-to-peer games

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•

Greater customer liquidity should create a network effect, improving the customer appeal of the Combined Group’s poker and bingo products and should also help to create even larger progressive jackpots in casino and bingo games.

• A large sports betting customer base is also important as it ensures a well-balanced portfolio of risk, reducing gross win volatility and ensuring that odds offered are competitive.

—	A large pool of executive talent

•

As the online gaming market has expanded so the need for highly-skilled executives has also increased. The management teams of both PartyGaming and bwin are already recognised as two of the most experienced in the industry. By combining these two teams, it is expected that the Combined Group will become a first choice for the industry’s most talented executives and this could further improve the Combined Group’s ability to innovate and expand.

• Upon Completion of the Merger it is proposed that Simon Duffy will be appointed as the new independent non-executive Chairman of the Company.

—	A strong and stable capital structure

• The Combined Group will benefit from a strong balance sheet, which will enable it to further drive growth in a highly competitive market.

•

Given its scale and improved balance of revenue in terms of product and territorial mix, the Directors expect that the Combined Group will be well-placed to access the capital markets to fund further investment and development.

—	Opportunities for continued market consolidation

•

As the regulatory reform of the online gaming industry continues, the Directors expect that acquisitions in certain newly regulated or to-be-regulated jurisdictions may be preferable to new investment as a means to gain meaningful market share. The scale benefits of the Merger will mean that the Combined Group will be in an excellent position to further consolidate the online gaming industry, leveraging its strong balance sheet, cashflow and management expertise.

—	Well-positioned to enter potential new markets, including the United States

•

In addition to being a market leader in sports betting, casino and games and bingo, the Combined Group will have a particular strength in online poker (which the Directors believe will be one of the major growth areas) in new potential markets, such as the US, through its management expertise, ownership of proven and scalable technology and strong brands:

• PartyPoker.com is one of very few poker networks to have hosted over 100,000 concurrent players;

• ownership of PartyPoker.com, World Poker Tour and pokerroom.com, three of the most recognised poker brands in the world;

• a database of over 12 million poker players in the US;

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	•	a planned partnership with an existing US licensed gaming operator; and

	•	management expertise and experience of the US poker market.

•

PartyGaming, bwin, their respective Principal Shareholders and certain of their directors have entered into a Regulatory Process Agreement under which, if required by any regulatory body as a pre-condition of licensing, they have agreed to take appropriate steps in certain circumstances in order to satisfy such licensing requirements (which may include the disposal of some or all of their shares in the Company).

3. Financial effects of the Merger

On a pro forma basis and assuming that Completion of the Merger had occurred on 31 December 2009, the Combined Group would have had net assets of €1,276.7 million (based on the net assets of the PartyGaming group as at 31 December 2009 and the bwin group as at 31 December 2009 and after consolidation adjustment).

On a pro forma basis and assuming that Completion of the Merger had occurred on 1 January 2009. the Combined Group would for the year ended 31 December 2009 have had profit before tax for continuing operations of €94.6 million (based on the profit before tax for continuing operations of €57.4 million for PartyGaming and €49.4 million for bwin for the year ended 31 December 2009, and the write-off of €12.2 million of transaction costs associated with the Merger).

It is expected that the Combined Group will be able to deliver substantial financial synergies and is expected to be significantly earnings enhancing (before amortisation) for the benefit of all shareholders of the Company.

4. Sources of synergy and merger benefits

The discussion below contains forward-looking statements that reflect the Directors’ current judgment regarding conditions that are expected to exist following Completion and the course of action the Combined Group may take in the future. Even though the Directors believe their expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. The assumptions below rely on management’s operational analysis and expectations for the operating performance of the Combined Group based on the historical operating performance of PartyGaming and bwin, the expectations described below and historical costs associated with PartyGaming’s and bwin’s operations. Factors beyond the control of the Combined Group might cause actual results to vary materially from the expectations set forth below. The prospective synergy and merger benefits discussed below reflect the Directors’ current judgment and should not be relied upon as being necessarily indicative of future results, and the reader is cautioned not to place undue reliance on this prospective financial information.

This discussion regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that the Combined Group’s future earnings per share will necessarily match or exceed the historical published earnings per share of Party Gaming or bwin.

Overview

The Directors have identified a number of potential cost savings and potential revenue enhancement opportunities from the Merger totalling €55 million per year. It is expected that up to three quarters of these synergies will be achieved in the first full financial year following Completion, namely in 2012. The approximate estimated split between potential cost savings and revenue synergies is €42 million of cost savings and €13 million of revenue synergies per year.

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A summary of the key sources of these potential synergies, both cost savings and revenue enhancement, of the Merger is summarised below.

Sources of potential cost savings

Platforms and infrastructure: both PartyGaming and bwin have developed and own market-leading proprietary gaming software and technology platforms, which are supported by large software development teams. By rationalising each product vertical onto a single platform, terminating contracts for the provision of duplicate third-party software and relocating a number of technology development roles to lower-cost locations, the Combined Group expects to achieve significant savings through lower employment costs and the redeployment of surplus technology and other assets.

Corporate, overheads and shared services: operational leverage in the area of customer services, coupled with the rationalisation of common head office functions and overheads, is expected to result in meaningful cost savings for the Combined Group, as less resources will be needed to cover the necessary tasks performed by the Combined Group.

Marketing and procurement: the scale of the Combined Group’s marketing spend in a number of territories is expected to result in several significant procurement benefits. In addition, by focusing marketing spend on the most popular brands by territory, the Combined Group expects to achieve marketing savings without any significant reduction in total revenue.

Payments: bwin’s payments infrastructure is connected directly to credit card acquirers, whilst PartyGaming currently uses three payment-service providers to connect to credit card acquirers. Merging the Combined Group onto bwin’s payments system is expected to result in significant savings as well as facilitating a reduction in pricing for a number of existing payment-processing contracts.

Rationalisation of duplicated software and associated services: as an alternative to abandoning surplus software and closing down the associated supporting infrastructure, opportunities may exist for the Combined Group to realise value for theses assets by packaging them and attracting a third-party investor for part or all of the associated equity.

Sources of potential revenue benefits

Improved margins in sports betting and casino: bwin has consistently delivered superior gross win margins in live betting compared to PartyGaming, because of bwin’s better risk management tools and systems. Whilst moving PartyGaming’s customers to the bwin sports betting platform may reduce revenue through migration losses, the higher margin achieved on both live and pre-match betting should more than compensate for this reduction. Similarly, the average yield per customer on PartyGaming’s PartyCasino platform is significantly higher than on bwin’s casino platform. By switching bwin’s casino customers onto the PartyCasino platform, bwin’s casino yield is expected to increase.

Improved cross-sell rates between sports betting and poker: bringing together bwin’s market-leading sports betting platform with the Combined Group’s large poker network is expected to result in meaningful revenue synergies.

Network effect from combining poker liquidity: even allowing for an assumed 15 per cent. leakage from the combined poker base following the merger of bwin’s and PartyGaming’s poker platforms, the significant increase in overall customer liquidity and the ability to offer more games and tournaments is expected to deliver net positive synergy benefits.

Introduction of side games onto bwin poker: when PartyGaming introduced blackjack onto the PartyPoker platform in October 2005, there was a meaningful increase in total customer yield. Even assuming that the uplift of switching bwin’s casino customers onto the PartyCasino platform is a proportion of that achieved by PartyGaming, the impact could still be significant.

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5. Management and employees

Great importance is attached to the skills and expertise of the management and employees of both PartyGaming and bwin. The PartyGaming Board believes that the increased size and strength of the Combined Group will offer attractive career prospects and that the future growth of the Combined Group will provide greater future employment opportunities for its employees. However, both PartyGaming and bwin recognise that in order to achieve the planned benefits of the Merger, some operational restructuring will be required following Completion. In the event that such restructuring entails reductions in staffing, any compulsory redundancies will be minimised through re-deployment and normal staff turnover. In any event, the employment rights of any staff affected will be respected in full.

6. PartyGaming share plans

Upon Completion, it is anticipated that the Company will introduce four new employee share plans. The purpose of these new plans is to incentivise senior executives (including the Executive Directors) and other employees of the Combined Group. In addition, the Company will introduce the Rollover Option Plan to effect the grant or rollover options over bwin.party Shares to replace options granted under the bwin Option Plans.

7. Interests of the Directors

The interests in the share capital of the Company of the Directors (all or which, unless otherwise stated, are beneficial or are interests of a person connected with a Director) as at 17 December 2010 (the latest practicable date prior to printing of this report) as are expected to exist on Completion are as follows:

	As at 17 December 2010			Following Completion(1)

Name	Number of Existing PartyGaming Shares		Percentage of existing issued share capital of PartyGaming Plc	Number of bwin.party Shares on Completion	Percentage of issued share capital of the Company on Completion

Simon Duffy	—		—	—
Jim Ryan	637,500		0.15	637,500	0.07
Norbert Teufelberger(2)	—		—	—	—
Martin Weigold	847,998	(3)	0.21	847,998	0.10
Joachim Baca(2)	—		—	—
Per Afrell(2)	—		—	—
Manfred Bodner(2)	—		—
Tim Bristow	8,000		0.002	8,000	0.001
Helmut Kern(2)	—		—	—	—
Rami Lerner	—		—	—	—
Lewis Moonie	15,940		0.004	15,940	0,002
Rod Perry	5,086		0.001	5,086	—
Georg Riedl(2)	—		—	—	—

(1)

Assumes that no Existing bwin Shareholders request Cash Compensation and that no further shares in the capital of PartyGaming Plc or bwin Interactive Entertainment AG are issued between 17 December 2010 and Completion.

(2)

The Proposed Directors, holdings of bwin.party Shares on Completion shall assuming they do not request Cash Compensation exist solely as a result of their current holdings of Existing bwin Shares being cancelled and in exchange, their being issued with New Shares in connection with the Merger. Other than these New Shares (which shall be issued in accordance with the Exchange Ratio) no further shares in the Company shall be issued to the Proposed Directors in connection with the Merger.

(3)	Includes 779,554 vested but unexercised nil-cost options.

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No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Company or any of its subsidiary undertakings and which were effected by the Company or any of its subsidiaries during the current or immediately preceding financial year or during any earlier financial year and which remain in any respect outstanding or unperformed. There are no outstanding loans or guarantees granted or provided by PartyGaming Plc to or for the benefit of any Director.

The effect of the Merger on the interests of the Directors does not differ from its effect on the like interests of any other person. No amount, benefit or other special advantages have been or will be paid, made or granted to any Director as a consequence of the Merger.

8. PartyGaming debenture holders

PartyGaming does not have any debenture holders whose rights will be affected by the Merger.

9. PartyGaming creditors

PartyGaming Plc is a solvent company and is able to pay its debts as they fall due and its assets are more than its liabilities, taking into account contingent and prospective liabilities. The directors of PartyGaming Plc believe that bwin Interactive Entertainment AG is similarly a solvent company. Upon the proposed Merger becoming effective, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc and bwin Interactive Entertainment AG will be dissolved without going into liquidation. Consequently, in the opinion of the PartyGaming Directors, neither any security nor any reasonable payment expectations of creditors of PartyGaming Plc will be prejudiced by the proposed Merger.

10. Inspection of documents

From the date of the Prospectus until 28 January 2011, which is the date of the PartyGaming EGM, this report and the Merger Plan are available for inspection by PartyGaming Shareholders and employees at:

(a)	PartyGaming Plc’s registered office, 711 Europort, Gibraltar, during normal business hours on any day other than a Saturday, Sunday or public holiday in Gibraltar;

(b)	the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS, during normal business hours on any day other than a Saturday, Sunday or public holiday in the UK; and

(c)	the offices of Brandl & Talos Rechtsanwälte GmbH, Mariahilferstrasse 116, 1070 Vienna, during normal business hours on any day other than a Saturday, Sunday or public holiday in Austria.

Copies of this report and the Merger Plan may be obtained by PartyGaming Shareholders free of charge upon request by contacting the Company Secretary (tel: +350 200 78700 / e-mail: secretary@partygaming.com).

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DEFINITIONS

The following definitions apply throughout this report unless the context otherwise requires:

‘Admission’

the admission of the New Shares and the readmission of the Existing PartyGaming Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s main market for listed securities in accordance with the Admission and Disclosure Standards;

‘Admission and Diclosure Standards’

the requirements contained in the publication ‘Admission and Disclosure Standards’ (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s main market for listed securities;

‘Austrian Commercial Register’	the Austrian commercial register (Firmenbuch) maintained (in the case of bwin) by the Commercial Court Vienna (Handelsgericht Wien);

‘B2B’	business-to-business;

‘B2C’	business-to-customer;

‘Board’	the PartyGaming Board or the bwin Board or the board of directors for the time being of the Company post-completion, as the context requires;

‘bwin or ‘bwin Group’	bwin Interactive Entertainment AG and its subsidiaries and associated undertakings;

‘bwin Board’	the management and supervisory boards of directors for the time being of bwin Interactive Entertainment AG;

‘bwin Directors’	the members of the bwin Board, and ‘bwin Director’ means any one of them;

‘bwin EGM’

the extraordinary general meeting of bwin Interactive Entertainment AG to be held at 10.00 a.m. on 28 January 2011 (and any adjournment thereof) for the purposes of considering and, if thought fit, approving the bwin EGM Resolutions;

‘bwin EGM Resolutions’	the resolutions in relation and in connection with the implementation and approval of the Merger to be proposed at the bwin EGM, and ‘bwin EGM Resolution’ means any of them;

‘bwin Interactive Entertainment AG’	bwin Interactive Entertainment AG, registered in the Austrian Commercial Register under FN 166449 d;

‘bwin Option Plans’	the bwin Interactive Entertainment AG’s Employee Stock Option Plan and the performance-based options granted to bwin Interactive Entertainment AG’s executive board and others;

‘bwin.party Ordinary Shares’	with effect from Completion, the New Shares and the Existing PartyGaming Shares;

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‘Cash Compensation’	the cash compensation of €23.52 per Existing bwin Share payable to Existing bwin Shareholders in accordance with section 10 of the Austrian EU Mergers Act (EU-Verschmelzungsgesetz);

‘CJEU’	the Court of Justice of the European Union;

‘Clean EBITDA’

the earnings before interest, tax, depreciation, amortisation, the provision for costs associated with the Non-Prosecution Agreement, reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments, and exchange gains and loses;

‘Combined Group’	the group of companies which will, following Completion, comprise the Company and its subsidiaries following the merger with bwin Interactive Entertainment AG;

‘Company’	PartyGaming Plc prior to Completion and bwin.party digital entertainment plc following Completion;

‘Completion’	the registration of the Merger in Gibraltar and Admission having taken place;

‘Cross-Border Mergers Directive’

Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, as transposed into Gibraltar law by the Companies (Cross-Border Mergers) Regulations 2010 and into Austrian law by the EU Merger Law (EU-Verschmelzungsgesetz);

‘Depositary’	Capita IRG Trustees Limited;

‘Directors’	the members of the PartyGaming Board or the Company Board, as the context requires;

‘Exchange Ratio’	the number of New Shares to be issued in consideration for each Existing bwin Share, being 12.23 New Shares;

‘Executive Directors’	the executive directors of bwin.party digital entertainment plc, comprising Jim Ryan, Norbert Teufelberger, Martin Weigold and Joachim Baca, and ‘Executive Director’ means any one of them;

‘Existing bwin Shareholders’	holders of Existing bwin Shares;

‘Existing bwin Shares’	the shares of no par value in the capital of bwin Interactive Entertainment AG in issue from time to time;

‘Existing PartyGaming Depositary Interests’	the dematerialised depositary interests in respect of Existing PartyGaming Ordinary Shares issued by the Depositary, which, with effect from Completion, will be bwinparty Depositary Interests;

‘Existing PartyGaming Ordinary Shares’	the ordinary shares of 0.015p each in the capital of PartyGaming Plc in issue from time to time and which, with effect from Completion, will be bwin.party Ordinary Shares;

‘Existing PartyGaming Shares’	Existing PartyGaming Ordinary Shares or Existing PartyGaming Depositary Interests or all of them, as the

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context requires;

‘FSA’	the UK Financial Services Authority;

‘FSMA’	the Financial Services and Markets Act 2000 of the United Kingdom (as amended);

‘Gross Gaming Yield’	total stakes received less winnings paid out;

‘Listing Rules’	the rules and regulations of the UKLA, as amended from time to time, and contained in the UKLA’s publication of the same name;

‘London Stock Exchange’	London Stock Exchange plc, together with any successors thereto;

‘Merger’	the proposed merger of PartyGaming Plc and bwin Interactive Entertainment AG to be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive;

‘Merger Plan’	the terms of merger including the particulars specified by the Cross-Border Mergers Directive and such other particulars as PartyGaming Plc and bwin Interactive Entertainment AG have agreed;

‘New Depositary Interests’	the dematerialised depositary interests in respect of the New Shares to be issued by the Depositary;

‘New Ordinary Shares’	the ordinary shares of 0.015p in the capital of bwin.party digital entertainment plc, proposed to be issued, credited as fully paid, to Existing bwin Shareholders pursuant to the Merger;

‘New Shares’	New Ordinary Shares or New Depositary Interests or all of them, as the context requires;

‘Official List’	the official list of the UKLA;

‘PartyGaming’ or ‘PartyGaming Group’	PartyGaming Plc and its subsidiaries and associated undertakings;

‘PartyGaming Board’	the board of directors for the time being of PartyGaming Plc;

‘PartyGaming Directors’	the members of the PartyGaming Board and ‘PartyGaming Director’ means any one of them;

‘PartyGaming EGM’

the extraordinary general meeting of PartyGaming Plc to be held at 2.00 p.m. (CET) at The Eliott Hotel, 2 Governor’s Parade, Gibraltar on 28 January 2011 (and any adjournment thereof) for the purposes of considering and, if thought fit, approving the PartyGaming EGM Resolutions;

‘PartyGaming EGM Resolutions’

the resolutions in relation to and in connection with the implementation and approval of the Merger to be proposed at the PartyGaming EGM, as set out in the notice contained in this document, and ‘PartyGaming EGM Resolution’ means any of them;

‘PartyGaming Plc’	PartyGaming Plc, registered in Gibraltar (No. 91225);

‘PartyGaming Shareholders’	holders of Existing PartyGaming Shares;

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‘Principle bwin Shareholders’	New Media and Gaming Holding Limited and Androsch Privatstiftung;

‘Principle PartyGaming Shareholders’

James Russell DeLeon and Ruth Monika Parasol DeLeon (two of the founders of PartyGaming Plc), together with Stinson Ridge Limited and Emerald Bay Limited, companies owned by Mr DeLeon and Ms Parasol DeLeon, respectively;

‘Principal Shareholders’	the Principal bwin Shareholders or the Principal PartyGaming Shareholders or all of them, as the context requires;

‘Proposed Directors’	the current bwin Directors and Joachim Baca, each of whom has agreed to become directors of the Company with effect from Admission;

‘Prospectus’	the prospectus published by PartyGaming Plc in connection with the Merger on or about the date of this document;

‘Regulatory Process Agreement’

the regulatory process agreement dated 29 July 2010, as amended, between, amongst others, the Principal Shareholders, bwin Interactive Entertainment AG and PartyGaming Plc to facilitate the exploitation of certain new business opportunities for bwin.party digital entertainment plc;

‘Rollover Option Plan’	a new Combined Group option plan under which options will be granted to replace existing options under the bwin Option Plans;

‘UK’ or ‘United Kingdom’	the United Kingdom of Great Britain and Northern Ireland;

‘UKLA’ or ‘UK Listing Authority’	the UK Listing Authority, being the FSA acting in it scapacity as the competent authority for listing under Part VI of FSMA; and

‘US’ or ‘United States’	the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

SIGNED	)
by and on behalf of	)
the Board of Directors of	)
PARTYGAMlNG PLC	)

DATED	)	20 December 2010